Exhibit 99.1

Nano Dimension Reports Ten Customers Upgraded their Machines to DragonFly LDM (Lights-out Digital Manufacturing) in 2020

Sunrise, Florida, Dec. 04, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced an updated summary for 2020 regarding customers’ upgrades of older DragonFly Pro machines to the next generation 24/7 DragonFly LDM machines.

Since the beginning of 2020 along with the eruption of Covid-19, additional 10 customers, including certain U.S. government agencies and leading European research and electronic manufacturing organizations owning one or more older DragonFly Pro machines, as well as additional European customers including world leading research institutions, have upgraded their DragonFly Pro machines to the next generation DragonFly LDM machines. By now, 66% of our customers world-wide already own DragonFly LDM 3D-Printing systems.

The improvement of the Dragonfly LDM in comparison to the DragonFly Pro, among other things, is its ability to perform certain automatic maintenance functions during the additive manufacturing operation. That, in turn, increases the printing MTBF (mean time between failures) and makes the machine able to operate 24/7.

Yoav Stern, President and Chief Executive Officer of Nano Dimension stated: “Leading customers upgrading to our new machines, during the difficult period of Covid-19 stagnation, is a tremendously important validation for the value our customers assign to their original investments in our machines. The concept for High Performance Electronic Devices (Hi-PEDs) fabrication by digital Additively Manufactured Electronics (AME) / PE (Printed Electronics) machines is confirmed to be the future of the electronic industry. The DragonFly LDM is the first ‘commercial 24/7 AME machine’ which was released only in the summer of 2019.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses customer upgrades to next generation DragonFly LDM machines. Because such statements deal with future events and are based on Nano Dimension’s current expectations they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com